                                 United States
                      Securities and Exchange Commission
                            Washington, D.C. 20549

                                Schedule 13G/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 5)*


                               CT Holdings, Inc.

                               (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share

                        (Title of Class of Securities)

                                  126 43Y 103

                                (CUSIP Number)

                               December 20, 2000

            (Date of Event Which Requires Filing of this Statement)

                Check the Appropriate Box to Designate the Rule
                   Pursuant to Which this Schedule is Filed:

                               [_] Rule 13d-1(b)

                               [X] Rule 13d-1(c)

                               [_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Potential Persons Who Are to Respond to the Collection of Information Contained in this Form are not Required to Respond Unless the Form Displays a Currently Valid OMB Control Number.

                               Page 1 of 5 pages

CUSIP No. 126 43Y 103


1.   Names of Reporting Persons.    Thomas E. Oxley
     I.R.S. Identification Nos. of above persons (entities only).

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [_]

     (b) [_]

3.   SEC Use Only

4.   Citizenship or Place of Organization    United States


Number of Shares              5.  Sole Voting Power                3,221,600
Beneficially
Owned by                      6.  Shared Voting Power
Each Reporting
Person With:                  7.  Sole Dispositive Power           3,221,600

                              8.  Shared Dispositive Power

9.   Aggregate Amount Beneficially Owned by Each Reporting Person   3,221,600


10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                     [_]


11.  Percent of Class Represented by Amount in Row (9)                 6.5%


12.  Type of Reporting Person (See Instructions)

            IN

                               Page 2 of 5 pages

ITEM 1.

     (a)  Name of Issuer    CT Holdings, Inc.

     (b)  Address of Issuer's Principal Executive Office
          3811 Turtle Creek Blvd., Suite 770
          Dallas, Texas 75219

ITEM 2.

     (a)  Name of Person Filing    Thomas E. Oxley

     (b) Address of Principal Business Office or, if none, Residence 2727 South Ocean Blvd., Apt. 803
          Highland Beach, FL 33487

     (c)  Citizenship    USA

     (d)  Title of Class of Securities   Common Stock, Par Value $.01 Per Share

     (e)  CUSIP Number    126 43Y 103

ITEM 3. If This Statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

     (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b) [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [_]  An investment adviser in accordance with Section
              240.13d-1(b)(1)(ii)(E);

     (f) [_]  An employee benefit plan, or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

     (g) [_]  A parent holding company in accordance with Section
              240.13d-1(b)(1)(ii)(G);

     (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                               Page 3 of 5 pages

     (j) [_]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a) Amount beneficially owned:  3,221,600

      (b) Percent of class:        6.5%

      (c) Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote   3,221,600

          (ii)  Shared power to vote or to direct the vote

          (iii) Sole power to dispose or to direct the disposition of  3,221,600

          (iv)  Shared power to dispose or to direct the disposition of


     Instruction: For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d-3(d)(1).

ITEM 5.  Ownership of Five Percent or Less of a Class   N/A

ITEM 6.  Ownership of More Than Five Percent on Behalf of Another Person   N/A

ITEM 7.  Identification and Classification of the Subsidiary Which Acquired
         the Security Being Reported on by the Parent Holding Company   N/A

ITEM 8.  Identification and Classification of Members of the Group   N/A

ITEM 9.  Notice of Dissolution of Group   N/A

ITEM 10. Certification

     (b) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 4 of 5 pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               December 27, 2000
                               -----------------

                                    (Date)

                              /s/ Thomas E. Oxley
                              -------------------

                                  (Signature)

                                Thomas E. Oxley
                                ---------------

                                 (Name/Title)



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

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